Exhibit 10.25

June 22, 2005

Dr. Dirk Hondmann

6412 Wood Lake Road

Jupiter, Florida 33458

Dear Dr. Hondmann,

On behalf of Bristol-Myers Squibb Company, I am pleased to extend our offer to you to join the Company as Senior Vice President, Global Research and Development, Mead Johnson, Level E6. In this position, you will be based in Evansville, Indiana and you will report to Stephen W. Golsby, President, Mead Johnson.

Base Salary: Your base salary will be $10,576.92 paid bi-weekly ($275,000 annually). The Bristol-Myers Squibb salary program provides for annual salary reviews.

Incentive Plan: You will also be a participant in the Bristol-Myers Squibb Performance Incentive Plan where your target award will be 35% of your base salary. Payment of the target bonus will be based on company performance and your individual performance as detailed in Performance Connections. During your initial year of employment, your targeted bonus will be prorated based on your start date.

Bonus Deferment: As an executive of Bristol-Myers Squibb, you are eligible to defer up to 100% of your annual bonus. If you would like to defer all or a portion of your current-year bonus, you must file an election form with Global Compensation within 30 days of your start date. In some cases, there may be tax law restrictions on the amount you may defer in the year you begin working for the Company. Please contact Deborah Beckmann at 212-546-4041, if you would like more information about the Deferred Compensation Plan and/or to obtain a deferral election form.

Transition Payment: You will receive a transition payment of $225,000 to be paid to you in three installments. Your initial transition payment of $100,000 will be paid shortly after your hire date with Bristol-Myers Squibb; your second transition payment of $62,500 will be paid shortly after your first anniversary date of employment; your third transition payment of $62,500 will be paid shortly after your second anniversary date of employment. Should you voluntarily leave Bristol-Myers Squibb Company or are terminated for cause within one year of receiving any such payment, you will be required to repay that particular payment in full within sixty calendar days. This payment is taxable income.

Stock Option Awards: Upon joining Bristol-Myers Squibb, you will receive a stock option award granting you the right to purchase 30,000 shares of Company common stock. To be eligible for your award, you must execute a Stock Option Agreement. The grant will be effective on the first business day of the month following your start date, unless your start date is the first business day of a month, in which case your grant is effective on your start date. The exercise price will be the Fair Market Value of Bristol-Myers Squibb common stock on the day of the grant. The grant will vest 25% per year over four years. You will also be eligible to receive stock option awards on an annual basis.

Restricted Stock Award: Upon joining Bristol-Myers Squibb, you will receive a restricted stock award consisting of 10,000 shares of Company common stock. To be eligible for your award, you must execute a Restricted Stock Agreement. The grant will be effective on the first business day of the month following your start date, unless your start date is the first business day of a month, in which case your grant is effective on your start date. Contingent on your continued employment with the Company, this award will vest one-third at the end of years three, four and five following the award date. Regular dividends will be paid on these shares throughout the vesting period. You will also be eligible to receive restricted stock awards on an annual basis.

Separation Agreement: In the event your employment is involuntarily terminated, other than for cause, by Bristol-Myers Squibb Company, you will be eligible to receive a severance benefit in an amount equal to one year of your base salary at the rate in effect on the date of your termination (or the amount you would have been entitled to under the Bristol-Myers Squibb Severance Plan, if you were covered under Severance Plan, whichever is greater), provided you timely execute a General Release. If you do not execute a General Release, you will be entitled to basic severance benefits similar to those described in the Bristol- Myers Squibb Company Severance Plan. Although the severance benefits described in this letter are not payable from the Bristol-Myers Squibb Severance Plan, the severance benefits will be paid to you subject to all of the terms and conditions of the Bristol-Myers Squibb Company Severance Plan in effect on the date of termination (including, but not limited to, the terms providing for the eligibility for severance pay, and the determination of which circumstances constitute a termination pursuant to which severance pay would be payable). The enhanced severance payments described above, if selected, will be in lieu of, and not in addition to, the severance (if any) that might be payable to you under the terms of any Bristol-Myers Squibb Company severance plan, if you are eligible for a Bristol-Myers Squibb Company severance plan at the time of your termination.

Change in Control: If you are terminated involuntarily, not for cause, within three years following the effective date of a change in control, a minimum of twelve months of base salary will be provided as severance pay. This twelve-month benefit includes notice periods in which you do not actually work and pay in lieu of notice periods. Annual Bonus will be paid at target on a pro rata basis (based upon the number of months worked). Unvested stock options will receive accelerated vesting, including shares held less than one year. Exercisability restrictions will be waived. Restricted stock will received accelerated vesting, including shares held less than one year.

Long-Term Performance Award Program: You will be eligible to participate in the Long-Term Performance Award Plan, commencing with the 2005-2007 performance period. Your target award for the 2005-2007 period is 2,400 performance shares. You will be eligible to participate in the 2005-2007 performance cycle for the full 36-month term. The actual payment received following the performance period will be subject to three-year EPS, sales and relative total shareholder return performance objectives. To be eligible to participate in this program, you must execute a Long-Term Performance Award Agreement.

Tax Preparation Service: You will be eligible for tax filing assistance for the year 2005.

Immigration Assistance: You will be eligible for payment of legal fees for permanent U.S. residence status sponsorship.

Executive Automobile Program: You will be eligible to participate in the Executive Automobile Program. You will be obligated to pay income taxes on the imputed income relating to this program. After you begin employment, the Fleet Management Department will contact you regarding the details of the Executive Automobile Program.

Vacation: You will be eligible for four weeks of vacation. Vacation is earned at a rate of 10 percent of the annual allotment per month for each full month worked for each calendar year. A full vacation allotment is earned by working ten months of the calendar year, not to exceed 100% of the year’s vacation allotment. Employees with a start date on or before the 15th day of the month will earn a full month’s accrual. Employees with a start date after the 15th day of the month will not accrue vacation credit for that month.

Benefits Programs and Coverage: You are eligible to participate in the following benefit plans on your first day of employment: the Flexible Benefit Plan (offering choices of medical, dental, reimbursement account plans and employee and dependent life insurance coverages); the Short and Long Term Disability Plans; the Travel Accident Plan; the Survivor Income Plan; and long term care insurance. In addition, you are eligible to participate in two retirement plans: the Bristol-Myers Squibb Company Savings and Investment Program as well as the Bristol Myers Squibb Company Retirement Income Plan. The Savings and Investment Program is a 401(k) plan that provides company matching contributions after six months of participation; however, you are eligible to enroll in the plan and begin making your own contributions beginning with the first pay period possible after your hire date. The Retirement Income Plan is a pension plan to which you do not make any contributions.

With some limited exceptions (e.g., the Retirement Income Plan), you must enroll in the benefit plans to be able to participate. Please enroll in the plans within 31 days of your first day of employment. For enrollment and additional benefit information, kindly refer to the enrollment materials which will be provided to you. You will also be able to enroll on line by going to the Benefits Express Web site at https://BenefitsExpress.bms.com. In order to access Benefits Express you will need your new HR ID and HR PIN which will be mailed to you separately. If you have questions in reference to receiving your benefit enrollment information, please contact the HR Service Center at 1-800-897-9700.

Relocation Assistance: You will be eligible for relocation benefits in accordance with the enclosed New Hire Guidelines. Before beginning any relocation activities, including but not limited to, initiating any sale and/or purchase of a home, please contact Regina Hermann in Human Resources at 812-429-7467 to complete a questionnaire. Should you voluntarily leave Bristol-Myers Squibb or are terminated for cause within 12 months of your start date, you will be required to repay some or all of the relocation benefits to the Company based upon the kind of relocation benefits and assistance you received.

Employment Eligibility (1-9) Documentation: The Immigration Reform and Control Act of 1986 requires employers to verify the employment eligibility and identity of all new employees. In accordance with this Act, complete Section 1 of the attached 1-9 Form and bring it and the appropriate identifying documents with you on your first day of employment. Please be aware that if any information that you are required to submit is not provided within three (3) business days of beginning employment, this offer may be withdrawn, and if withdrawn, your candidacy for employment with us will be terminated.

Preplacement Fitness for Work Evaluation and Background Check: This offer is contingent upon your satisfactory completion of the preplacement fitness for work evaluation, including a medical examination and drug test. Please contact Regina Hermann (812) 429-7467 to arrange for your preplacement fitness for work evaluation. This offer is also contingent upon your satisfactory completion of a background check. After these processes are completed, you will be advised of the results.

Invitation To Self-Identify: Bristol-Myers Squibb is a Federal contractor subject to Section 503 of the Rehabilitation Act of 1973 and the Vietnam-era Veterans Readjustment Assistance Act of 1974 and the Veterans Employment Opportunity Act of 1998. As such, we are required to extend to applicants a post-offer invitation to self-identify as an individual with a disability or status as a special disabled veteran, Vietnam-era veteran, or veteran covered by the Veterans Employment Opportunities Act of 1998 or recently separated veteran. Providing this information is voluntary and will be kept confidential in accordance with the law. Refusal to provide it will not have an adverse impact on an individual’s employment. This information will be used only in accordance with the Americans with Disabilities Act (ADA) and our equal opportunity policy. Enclosed are invitations to self identify.

Confidentiality Agreement: Before beginning work at Bristol-Myers Squibb, you will be required to sign our employee agreement covering patents, inventions, and confidential information. We also want you to understand that Bristol-Myers Squibb will expect you to retain in confidence and not to disclose to Bristol-Myers Squibb, or use in your employment with us, any confidential information you have obtained from present or previous employers.

In addition, you will be required to complete the Authorization for Release of any information in connection with the Employment Application Form. These forms will be sent to you under separate cover.

This offer is contingent upon our understanding that you have no contractual commitments or limitations that would prevent you from fulfilling the requirements for this role, and successful completion of formal references. As a Bristol-Myers Squibb employee, you will be an employee at will.

We look forward to your joining Bristol-Myers Squibb and hope you will find this offer satisfactory in every respect. If you have any questions, please do not hesitate to call Michael Egermann at 812-429-7767 or Stuart Tross at 812-429-8534. Bristol-Myers Squibb will require a response to this offer by you in writing no later than the close of business on Thursday, June 30, 2005. Please send this to Michael Egermann either by mail or fax. Provided you accept this offer within this time frame, your anticipated start date will be approximately mid-August.

Sincerely,

/s/ Heidi Manna
Heidi Manna
Director, Executive Staffing

cc:	Stephen Golsby

Stuart Tross

Michael Egermann

Regina Hermann

I accept this offer with the terms and conditions as outlined in this letter:

/s/ Dirk Hondmann, Ph.D
Dirk Hondmann, Ph.D	Date: 08/31/05